

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

Member of The Lion Group



03050092
SUPPL

2 April 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad ("SCB") (formerly known as Angkasa Marketing Berhad)

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to SCB under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 31 March 2003, Re: i) Proposed disposal of 50% equity interest in Wuhan Fortune Motor Co. Ltd. ("Wuhan Fortune") for a cash consideration of Rmb1; and ii) Proposed settlement of inter-company advances to Wuhan Fortune for a cash consideration of Rmb94.66 million and proposed waiver of the interest on inter-company advances amounting to Rmb70.82 million; and

b) General Announcement dated 1 April 2003, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 issued by the Kuala Lumpur Stock Exchange.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)



WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 31/03/2003 06:06:20 PM
Reference No OS-030331-62236

Submitting Merchant Bank (if applicable)	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Joseph Soo/Leona Ng**
* Designation	:	**Assistant General Manager/Deputy Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed disposal of 50% equity interest in Wuhan Fortune Motor Co. Ltd. ("Wuhan Fortune") for a cash consideration of Rmb1 ("Proposed Disposal"); and

Proposed settlement of inter-company advances to Wuhan Fortune for a cash consideration of Rmb94.66 million and proposed waiver of the interest on inter-company advances amounting to Rmb70.82 million ("Proposed Settlement")

(The Proposed Disposal and the Proposed Settlement are collectively referred to as "the Proposals")

* **Contents :-**

We refer to the announcements made on 5 August 2002, 24 September 2002, 2 December 2002, 19 December 2002, 13 March 2003 and 28 March 2003 in relation to the Proposals.

OSK, on behalf of the Board of Directors of Silverstone Corporation Berhad ("SCB") (Board") wishes to inform that, as of the date of this Announcement, the only outstanding condition precedent to be fulfilled in respect of the Proposals is the approval of the Commission of Foreign Trade and Economic Cooperation of the Peoples' Republic of China.

The Board wishes to announce that in view of the above, the Proposals are expected to be completed by 30 April 2003 instead of 31 March 2003 as previously announced.

SCB will inform the Exchange of any further developments in respect of the Proposals.

This announcement is dated 31 March 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by ANGKASA on 01-04-2003 06:12:42 PM
Reference No AA-030401-64358

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SILVERSTONE CORPORATION BERHAD
(formerly known as Angkasa Marketing Berhad)
Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of PN4 and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Silverstone Corporation Berhad ("SCB") announce that as at the date hereof, the conditions precedent as set out in Section 11 of the Circular to Shareholders issued by SCB dated 9 January 2003 ("Subject Circular") pursuant to the group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 have been satisfied and the following have been effected:

1) the Corporate Restructuring Exercise (including the Capital Reconstruction Exercise for SCB); and

2) the issuance of the RM denominated Bonds, USD denominated consolidated and rescheduled debts, new ordinary shares and new redeemable cumulative convertible preference shares by SCB to the Scheme Creditors of SCB.

The Company will apply to the KLSE for the uplifting of the PN4 classification on the Company, upon the release of the Company's quarterly results for the third quarter ended 31 March 2003.

Terms and references defined in the Subject Circular shall have the same meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)

....
Secretary



01 APR 2003

 **AMSTEEL CORPORATION BERHAD** (20667-M)

A Member of The Lion Group

2 April 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 April 2003, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 issued by the Kuala Lumpur Stock Exchange for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Reference No AA-030401-63748

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

* Type : ◉ Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD
Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of PN4 and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Amsteel Corporation Berhad ("ACB") hereby announce that as at the date hereof, the conditions precedent as set out in Section 11 of the Circular to Shareholders issued by ACB dated 9 January 2003 ("Subject Circular") pursuant to the group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 have been satisfied and the following have been effected:

1) the Corporate Restructuring Exercise (including the Capital Reconstruction for ACB but excluding (a) the proposed renounceable restricted offer for sale of up to 226.85 million shares in Lion Corporation Berhad ("LCB") by ACB to eligible shareholders of LCB; and (b) the proposed issue of approximately 251.92 million new 4 1/2 years warrants to shareholders of ACB, both of which will be implemented later); and

2) the issuance of the RM denominated Bonds, USD denominated consolidated and rescheduled debts and the new ordinary shares by ACB to the ACB Scheme Creditors.

The Company will apply to the KLSE for the uplifting of the PN4 classification on the Company, upon the release of the Company's quarterly results for the third quarter ended 31 March 2003.

Terms and references defined in the Subject Circular shall have the same meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

1 APR 2003



SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

4 April 2003

03 APR 16 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad ("SCB") (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 3 April 2003, Re: Disposal by AMB Venture Sdn Bhd of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited for filing pursuant to exemption No. 82-3319 granted to SCB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)



WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA** on **03-04-2003 05:52:45 PM**
Reference No **AA-030403-642D3**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ◉ **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad) ("SCB")

Disposal by AMB Venture Sdn Bhd ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing 90.81% of the enlarged share capital of ATE, to Lion Asiapac Limited ("LAP") ("ATE Disposal")

* **Contents :-**

On 29 November 2002, SCB announced *inter alia*, that AMBV is required by LAP to complete the disposal of the entire equity interests in Wuhan Fortune Motor Co., Ltd. and Jiangxi Fuqi Motor Co., Ltd., the legal ownerships whereof, as at the completion date of the ATE Disposal on 29 November 2002, are held by ATE and the beneficial interests held by Range Grove Sdn. Bhd. and Chrome Marketing Sdn Bhd respectively, by 31 March 2003 (or such other date as AMBV and LAP shall agree) ("Disposals").

The Board of Directors of SCB wishes to announce that AMBV and LAP have agreed to extend the deadline for the completion of the Disposals from 31 March 2003 to 15 May 2003 (or such other date as AMBV and LAP shall agree).

Shareholders of SCB and potential investors are requested to refer to the series of announcement made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002, 22 February 2002, 30 April 2002, 9 May 2002, 20 May 2002, 11 July 2002, 5 August 2002, 11 September 2002, 10 October 2002, 25 October 2002, 31 October 2002, 29 November 2002 and 28 February 2003 by SCB and/or its adviser, RHB Sakura Merchant Bankers Berhad for further details in respect of the above matter.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as
ANGKASA MARKETING BERHAD)

Secretary

03 APR 2003